Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES INCLUSION IN THE S&P/TSX COMPOSITE INDEX

Toronto, ON – March 15, 2021 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce that its common shares will be added to the S&P/TSX Composite Index – the headline index for the Canadian equity market – prior to the open of trading on Monday March 22, 2021.

David Cates, President and CEO of Denison, commented, “Inclusion in the S&P/TSX Composite Index is a notable achievement and comes at a time when investor interest in nuclear energy and the global energy transition has increased significantly.

Our Company is well positioned to support the clean-energy transition through the future development of our flagship Wheeler River uranium project in the Athabasca Basin region of northern Saskatchewan. Wheeler River’s Phoenix deposit has the potential to compete with the lowest cost uranium mines and development projects, while being designed as one of the most environmentally sustainable mining operations in the world – owing largely to our planned application of the In-Situ Recovery mining method and the expected absence of conventional tailings generation.

On behalf of the Company’s Board of Directors and employees, we are honoured to be included in Canada’s benchmark equity index and welcome the opportunity to increase our Company’s exposure to the investment community as a further means to provide value to our shareholders.”

About the S&P/TSX Composite Index

The S&P/TSX Composite Index is maintained by S&P Dow Jones Indices, a division of S&P Global. It is the most widely quoted benchmark for the Canadian equity market and is designed to be representative of the sector composition of the broad Canadian equity market, while including a limited number of large and liquid constituents. The S&P/TSX Composite Index is the broadest in the S&P/TSX index family and is the basis for multiple sub-indices – including the S&P/TSX Global Mining Index.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé (“THT,” formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the symbol 'U', which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to: the addition of Denison’s shares to the S&P/TSX Composite Index, and the potential for increased exposure to the investment community; expectations regarding investor interest in nuclear energy and a global energy transition; expectations regarding the Company’s plans for its Wheeler River project, including potential for environmental sustainability, and Denison's expectations regarding its joint venture ownership interests and the continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, Denison could cease to meet the requirements for inclusion in the S&P/TSX Composite Index. Denison may also be unable to pursue its exploration, evaluation and environmental assessment activities, or meet the objectives of those activities, which could have significant impacts on Denison. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.